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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             ACTIVEWORLDS.COM, INC.
         --------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    0504X207
                            ------------------------
                                 (CUSIP Number)


             Michael Gardner, c/o Bay Tree Capital Associates, LLC,
          40 Wall Street, Suite 58, New York, NY 10005 (212) 509-1700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 22, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                                  SCHEDULE 13D

CUSIP No. 00504X207                                      Page  1  of  4  Page
         -----------                                          ---    ---

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Michael Gardner       SS# ###-##-####

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                       (b)  [x]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                 No funds were expended by the reporting person.

                                       OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E) [    ]

                                 Not Applicable

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

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Number of               7          SOLE VOTING POWER
Shares Owned                       564,923 of 564,923 shares beneficially
By Each                            owned in the aggregate
Reporting
Person                  --------------------------------------------------------
With
                        8          SHARED VOTING POWER
                                   Not applicable

                        --------------------------------------------------------

                        9          SOLE DISPOSITIVE POWER
                                   564,923 of 564,923 shares beneficially
                                   owned in the aggregate

                        --------------------------------------------------------

                        10         SHARED DISPOSITIVE POWER
                                   Not applicable

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   564,923 shares

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                    [       ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.5%
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14        TYPE OF REPORTING PERSON

                       IN
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Item 1.  Security and Issuer.
         -------------------

                   This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share of ActiveWorlds.com, Inc., a Delaware corporation, with its principal executive offices at 99 Parker Street, Newburyport, MA 01950.

Item 2.  Identity and Background.
         -----------------------

                   This Statement is being filed by Michael Gardner, whose business address is 40 Wall Street, Suite 58, New York, NY 10005 c/o the Baytree Capital Associates, LLC. Mr. Gardner is the owner, CEO and President of Baytree Capital Associates, LLC. During the last five years Mr. Gardner has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                   All purchases of common stock of ActiveWorlds.com, Inc. made by Mr. Gardner were made using personal funds. As of the Date of Event which required the filing of this Statement, Mr. Gardner had used approximately $592,314 of his personal funds to purchase ActiveWorlds.com, Inc. common stock. No other funds or other consideration were used in making such purchases. Baytree Capital Associates, LLC, of which Mr. Gardner is the owner, President and CEO, received 200,000 common shares of ActiveWorlds.com, Inc. for services rendered. Baytree Capital Associates, LLC also received warrants to purchase 300,000 shares of ActiveWorlds.com, Inc. common stock, exercisable as of August 22, 2000, at an exercise price of $1.1875 per share pursuant to a management consulting agreement, dated August 22, 2000 (see Item 6 below).

                   Subsequent to August 22, 2000, Mr. Gardner acquired an aggregate of 317,240 shares of common stock of ActiveWorlds.com, Inc. The Proceeds used to acquire such common stock came from Mr. Gardner's personal funds.

Item 4.  Purpose of Transaction.
         ----------------------

                   All ActiveWorlds.com, Inc. securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                   As of the Date of the Event which required the filing of this Statement, August 22, 2000, Mr. Gardner owned 264,923 shares of ActiveWorlds.com, Inc. common stock and warrants to purchase 300,000 shares of ActiveWorlds.com, Inc. common stock, exercisable as of August 22, 2000, at an exercise price of $1.1875 per share. The ActiveWorlds.com, Inc. securities owned by Mr. Gardner as of August 22, 2000 represented approximately 6.5% of the issued and outstanding shares of ActiveWorlds.com, Inc.


                                        2

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common stock. As of August 22, 2000, Mr. Gardner had sole power to vote and dispose of each of the 264,923 shares of ActiveWorlds.com, Inc. common stock beneficially owned by him and the sole power to dispose of the 300,000 warrants to purchase ActiveWorlds.com, Inc. common stock beneficially owned by Bay Tree Capital Associates, LLC. In the sixty days prior to August 22, 2000, the Date of the event requiring the filing of this Statement, Mr. Gardner effected the following transactions involving ActiveWorlds.com, Inc. common stock:

        (A) On July 18th, 2000, Mr. Gardner purchased 1000 shares of ActiveWorlds.com, Inc. common stock at a purchase price of $1.562 per share. The purchase was effected through Mr. Gardner's IRA Rollover account.

        (B) On July 20h, 2000, Mr. Gardner purchased 700 shares of ActiveWorlds.com, Inc. common stock at a purchase price of $1.312 per share. The purchase was effected through Mr. Gardner's IRA Rollover account.

        (C) On July 21h, 2000, Mr. Gardner purchased 3000 shares of ActiveWorlds.com, Inc. common stock at a purchase price of $1.312 per share. The purchase was effected through Mr. Gardner's IRA Rollover account.

        (D) On July 24h, 2000, Mr. Gardner purchased 4000 shares of ActiveWorlds.com, Inc. common stock at a purchase price of $1.218 per share. The purchase was effected through Mr. Gardner's IRA Rollover account.

        (E) On August 22, 2000, pursuant to the Consulting Agreement, ActiveWorlds.com, Inc. issued to Baytree Capital Associates, LLC warrants to purchase 300,000 shares of ActiveWorlds.com, Inc. common stock, exercisable as of August 22, 2000, at an exercise price of $1.1875 per share.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------

         On August 22, 2000, Baytree Capital Associates, LLC entered into a management consulting agreement with ActiveWorlds.com, Inc. whereby Baytree Capital Associates, LLC agreed to render consulting advice to ActiveWorlds.com, Inc. with respect to financial, corporate and general business development matters (the "Consulting Agreement"). In consideration for services rendered by Baytree Capital Associates, LLC pursuant to the Consulting Agreement, ActiveWorlds.com, Inc. issued to Baytree Capital Associates, LLC warrants to purchase 300,000 shares of ActiveWorlds.com, Inc. common stock at an exercise price of $1.1875 per share. The term of the Consulting Agreement is for twenty-four months, beginning August 22, 2000.

         Subsequent to August 22, 2000, Mr. Gardner acquired an aggregate of 317,240 of common stock of ActiveWorlds.com, Inc.


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Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Attached hereto is Exhibit 1, the Consulting Agreement by and between Baytree Capital Associates, LLC and ActiveWorlds.com, Inc. dated August 22, 2000.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 8, 2001


                                                  ------------------------
                                                  Michael Gardner



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